FORM 6-K

SECURITIES EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 of 15d-16 of

The Securities Exchange Act of 1934

For the month of    May,  2003.

MANHATTAN MINERALS CORP.

(Registrant’s Name)

Prime Capital Place, 300 – 808 West Hastings Street, Vancouver, BC  V6C 2X4

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F    X            Form 40-F ____

[Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ____          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MANHATTAN MINERALS CORP.

                                                                                                        (Registrant)

Date:  June 9, 2003                                                         By: ______”Signed”__________

                                                                                                      Lawrence M. Glaser

                                                                                                      Chairman of the Board